Exhibit 99.5

SouFun Announces Results of 2014 Annual General Meeting

BEIJING, November 13, 2014 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate Internet portal in China, today announced that it held its 2014 annual general meeting of shareholders on November 12, 2014. The shareholders passed a resolution approving the re-election of Mr. Sol Trujillo as a member of the board of directors of the Company.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2014. Through its websites, SouFun provides marketing, e-commerce, listing and other value-added services for China’s real estate and home furnishing and improvement sectors. SouFun’s user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its websites and database contain real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com

Ms. Yiwen Zhang

Investor Relations Manager

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com